SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of December 31, 2009 and 2008 together with Independent Auditors’ Report

FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2009 AND 2008

TOGETHER WITH INDEPENDENT

AUDITORS’ REPORT

BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	1,357,059	1,066,387
Due from banks and correspondents	3,803,201	3,169,354

Argentine Central Bank (BCRA)	3,722,390	3,126,155
Other local	2,284	1,374
Foreign	78,527	41,825

	5,160,260	4,235,741

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings for trading or financial transactions (Exhibit A)	8,352	1,461
Government Securities for repurchase agreements with the BCRA (Exhibit A)	68,250	334,688
Holdings available for sale (Exhibit A)	640,175	577,502
Unlisted Government Securities (Exhibit A)	1,961,040	1,004,827
Instruments issued by the BCRA (Exhibit A)	2,896,748	2,442,271
Investments in listed private securities (Exhibit A)	247	176
Less: Allowances (Exhibit J)	449,923	752,627

	5,124,889	3,608,298

C. LOANS:
To government sector (Exhibits B, C and D)	315,958	1,365,546
To financial sector (Exhibits B, C and D)	639,328	852,949

Interfinancial – (Calls granted)	61,000	22,550
Other financing to local financial institutions	484,267	747,235
Interest and listed-price differences accrued and pending collection	94,061	83,164

To non financial private sector and residents abroad (Exhibits B, C and D)	9,902,503	9,122,511

Overdraft	1,703,751	1,413,526
Discounted instruments	1,068,567	1,241,508
Real estate mortgage	838,410	946,804
Collateral Loans	104,983	103,268
Consumer	1,819,373	1,855,743
Credit cards	1,464,163	1,239,588
Other (Note 5 a.)	2,785,432	2,206,341
Interest and listed-price differences accrued and pending collection	134,295	140,037
Less: Interest documented together with main obligation	16,471	24,304
Less: Difference arising from purchase of portfolio	—,—	102
Less: Allowances (Exhibit J)	329,959	190,655

	10,527,830	11,150,249

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	560,781	876,987
Amounts receivable for spot and forward sales to be settled	1,365	1,274,295
Instruments to be received for spot and forward purchases to be settled	2,727	7,221
Premiums for options bought	—,—	2,513
Unlisted corporate bonds (Exhibits B, C and D)	88,131	63,324
Non-deliverable forward transactions balances to be settled	84,070	27,230
Other receivables not covered by debtor classification regulations	39,238	34,301
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	70,595	62,807
Interest accrued and pending collection not covered by debtor classification regulations	51,212	36,958
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	—,—	2
Less: Allowances (Exhibit J)	21,327	2,521

	876,792	2,383,117

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibits B, C and D)	308,442	370,342
Less: Allowances (Exhibit J)	5,428	4,381

	303,014	365,961

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	103,450	72,775
Other (Note 5.b.) (Exhibit E)	386,231	423,874
Less: Allowances (Exhibit J)	4	3

	489,677	496,646

G. OTHER RECEIVABLES:
Other (Note 5.c.)	584,610	394,305
Tax on minimum presumed income – Tax Credit	—,—	188,324
Other interest accrued and pending collection	2,558	—,—
Less: Allowances (Exhibit J)	337,940	218,154

	249,228	364,475

H. PREMISES AND EQUIPMENT (Exhibit F):	482,561	413,472

I. OTHER ASSETS (Exhibit F):	26,475	26,939

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	55,091	48,059

	55,091	48,059

K. SUSPENSE ITEMS:	4,222	4,230

TOTAL ASSETS:	23,300,039	23,097,187

(Contd.)

BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	1,001,104	1,685,730
Financial sector	190,115	198,179
Non financial private sector and residents abroad	17,182,688	15,397,724

Checking accounts	3,496,915	3,320,981
Savings deposits	6,002,616	4,681,458
Time deposits	7,261,741	6,963,081
Investments accounts	19,022	9,740
Other	348,397	343,451
Interest and listed-price differences accrued payable	53,997	79,013

	18,373,907	17,281,633

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	2,691	2,982

Other	2,691	2,982

Banks and International Institutions (Exhibit I)	55,523	331,311
Amounts payable for spot and forward purchases to be settled	—,—	13
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	80,093	1,604,412
Premiums for options written	—,—	1,927
Financing received from Argentine financial institutions (Exhibit I)	2,815	—,—

Other financing from local financial institutions	2,815	—,—

Non-deliverable forward transactions balances to be settled	2,825	69,301
Other (note 5.d.) (Exhibit I)	1,026,381	1,053,374
Interest and listed-price differences accrued payable (Exhibit I)	912	6,561

	1,171,240	3,069,881

N. OTHER LIABILITIES:

Other (note 5.e.)	434,921	364,418

	434,921	364,418

O. ALLOWANCES (Exhibit J):	318,464	236,730

P. SUSPENSE ITEMS:	75,035	68,501

TOTAL LIABILITIES:	20,373,567	21,021,163

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	2,926,472	2,076,024

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	23,300,039	23,097,187

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008
DEBIT ACCOUNTS

Contingent
– Credit lines obtained (unused balances)	—,—	52,729
– Guaranties received	2,612,784	3,687,336
– Contra contingent debit accounts	658,221	697,202

	3,271,005	4,437,267

Control
– Receivables classified as irrecoverable	316,776	267,883
– Other (note 5.f.)	39,285,102	25,937,712
– Contra control debit accounts	619,848	473,701

	40,221,726	26,679,296

Derivatives (Exhibit O)
– “Notional” amount of put options bought	—,—	5,850
– “Notional” amount of non-deliverable forward transactions	1,940,035	1,446,615
– Interest rate SWAP	102,697	155,650
– Others	—,—	50,000
– Contra derivatives debit accounts	2,195,093	1,485,779

	4,237,825	3,143,894

For trustee activities
– Funds in trust	2,581	3,200

	2,581	3,200

TOTAL	47,733,137	34,263,657

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	56,290	74,294
– Guaranties provided to the BCRA	138,433	51,698
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	228,366	175,508
– Other guaranties given non covered by debtor classification regulations	121,626	141,835
– Other covered by debtor classification regulations (Exhibits B, C and D)	113,506	253,867
– Contra contingent credit accounts	2,612,784	3,740,065

	3,271,005	4,437,267

Control
– Items to be credited	549,582	425,136
– Other	70,266	48,565
– Contra control credit accounts	39,601,878	26,205,595

	40,221,726	26,679,296

Derivatives (Exhibit O)
– “Notional” amount of put options written	—,—	5,265
– “Notional” amount of non-deliverable forward transactions	2,195,093	1,480,514
– Contra derivatives credit accounts	2,042,732	1,658,115

	4,237,825	3,143,894

For trustee activities
– Contra credit accounts for trustee activities	2,581	3,200

	2,581	3,200

TOTAL	47,733,137	34,263,657

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008
A. FINANCIAL INCOME

Interest on cash and due from banks	20	11,745
Interest on loans to the financial sector	143,070	119,169
Interest on overdraft	366,662	265,133
Interest on discounted instruments	154,894	176,250
Interest on real estate mortgage	122,623	107,322
Interest on collateral loans	21,627	9,378
Interest on credit card loans	182,231	107,461
Interest on other loans	578,798	495,659
Interest on other receivables from financial transactions	1,322	20,175
Income from secured loans - Decree 1387/01	106,308	70,372
Net income from government and private securities	835,055	—,—
Indexation by benchmark stabilization coefficient (CER)	11,017	199,190
Gold and foreign currency exchange difference	156,047	175,062
Other	336,742	222,865

	3,016,416	1,979,781

B. FINANCIAL EXPENSE

Interest on checking accounts	21,768	28,364
Interest on savings deposits	10,002	8,858
Interest on time deposits	749,954	729,506
Interest on interfinancial financing (calls received)	229	733
Interest on other financing of financial institutions	303	543
Interest on other liabilities from financial transactions	9,194	28,223
Other interest	3,216	6,832
Net income from government and private securities	—,—	367,190
Net income from options	2	100
Indexation by CER	375	7,212
Contribution to the deposit guarantee fund	31,902	26,702
Other	139,676	70,508

	966,621	1,274,771

GROSS INTERMEDIATION MARGIN – GAIN	2,049,795	705,010

C. ALLOWANCES FOR LOAN LOSSES	241,622	33,451

D. SERVICE CHARGE INCOME

Related to lending transactions	306,735	229,887
Related to liability transactions	502,568	413,474
Other commissions	68,412	58,315
Other (note 5.g.)	254,821	221,183

	1,132,536	922,859

E. SERVICE CHARGE EXPENSE

Commissions	187,943	163,375
Other (note 5.h.)	83,939	55,277

	271,882	218,652

(Contd.)

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008
F. ADMINISTRATIVE EXPENSES

Payroll expenses	958,383	667,861
Fees to Bank Directors and Statutory Auditors	590	420
Other professional fees	29,141	28,395
Advertising and publicity	64,489	69,769
Taxes	95,242	32,875
Fixed assets depreciation	46,302	36,181
Organizational expenses amortization	16,017	10,333
Other operating expenses	206,355	168,223
Other	131,372	109,161

	1,547,891	1,123,218

NET GAIN FROM FINANCIAL TRANSACTIONS	1,120,936	252,548

G. OTHER INCOME

Income from long-term investments	62,904	74,070
Punitive interests	3,489	2,014
Loans recovered and reversals of allowances	52,031	182,449
Other (note 5.i.)	151,829	192,479

	270,253	451,012

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	879	40
Charge for uncollectibility of other receivables and other allowances	233,398	198,493
Amortization of difference arising from judicial resolutions	48,804	107,793
Depreciation and losses from miscellaneous assets	505	579
Goodwill amortization	—,—	12,200
Other	45,241	62,945

	328,827	382,050

NET GAIN BEFORE INCOME TAX	1,062,362	321,510

I. INCOME TAX	343,900	—,—

NET INCOME FOR THE FISCAL YEAR	718,462	321,510

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

2009									2008
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Unrealized valuation difference (2)	Unappropriated earnings		Total	Total

1. Balance at beginning of fiscal year	471,361	175,132	312,979	594,391	(181,119)	703,280		2,076,024	2,056,837

2. Stockholders’ Meeting held on March 27, 2009 and March 28, 2008
- Dividends paid in cash	—,—	—,—	—,—	—,—	—,—	(35,000	) (3)	(35,000)	(164,000)
- Dividends paid in shares	65,000	—,—	—,—	—,—	—,—	(65,000	) (3)	—,—	—,—
- Legal reserve	—,—	—,—	—,—	64,302	—,—	(64,302)		—,—	—,—

3. Unrealized valuation difference	—,—	—,—	—,—	—,—	166,986	—,—		166,986	(138,323)

4. Net income for the fiscal year	—,—	—,—	—,—	—,—	—,—	718,462		718,462	321,510

5. Balance at the end of the fiscal year	536,361	175,132	312,979	658,693	(14,133)	1,257,440		2,926,472	2,076,024

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.
(2)	Corresponds to the unrealized valuation difference arising from holdings available for sale according to Communication “A” 4702. Includes (13,896) from government securities and (237) from Instruments issued by the BCRA (note 2.3.b).
(3)	See note 1.2.

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

FISCAL YEARS ENDED DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	4,408,722 (1)	3,294,811 (1)
Cash and cash equivalents at the end of the fiscal year	5,273,542 (1)	4,408,722 (1)

Net increase in cash and cash equivalents	864,820	1,113,911

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
-Government and private securities	(674,645)	(158,113)
-Loans	2,479,974	1,122,396

to financial sector	157,928	(98,616)
to non-financial public sector	435,655	116,443
to non-financial private sector and residents abroad	1,886,391	1,104,569
-Other receivables from financial transactions	(67,905)	(58,967)
-Assets subject to financial leasing	62,947	(53,188)
-Deposits	129,216	954,689

to financial sector	(7,078)	2,220
to non-financial public sector	(687,597)	1,623,718
to non-financial private sector and residents abroad	823,891	(671,249)
- Other liabilities from financial transactions	(23,485)	242,820

Financing from financial or interfinancial sector (calls received)	—,—	(7,500)
Others (except liabilities included in Financing Activities)	(23,485)	250,320
Collections related to service charge income	1,126,024	922,443
Payments related to service charge expense	(271,809)	(218,652)
Administrative expenses paid	(1,494,187)	(1,063,759)
Organizational and development expenses paid	(2,927)	(8,094)
Net collections from punitive interest	2,610	1,974
Differences from judicial resolutions paid	(48,804)	(50,304)
Collections of dividends from other companies	48,428	49,499
Other collections related to other income and expenses	169,664	186,735

Net cash flows provided by operating activities	1,435,101	1,869,479

Investment activities

Net payments from premises and equipment	(150,326)	(81,649)
Net (payments) / collections from other assets	(41)	8,874
Other payments from investment activities	(217,976)	(251,831)

Net cash flows used in investment activities	(368,343)	(324,606)

Financing activities

Net collections/ (payments) from:
-Argentine Central Bank	(309)	1,133

Other	(309)	1,133
-Banks and international agencies	(275,788)	(224,531)
-Financing received from local financial institutions	2,815	(15,755)
Cash dividends	(35,000)	(164,000)
Other (payments) / collections from financing activities	106,324	(39,554)

Net cash flows used in financing activities	(201,958)	(442,707)

Financial results and results from holdings of cash and cash equivalents (including interest)	20	11,745

Net increase in cash and cash equivalents	864,820	1,113,911

(1)	See note 15 “Statement of cash and cash equivalents flow”

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

1. CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1 Corporate situation

BBVA Banco Francés S.A. (BF or the Bank) has its main place of business in Buenos Aires, Argentina, and operates a 240-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.97% of the corporate stock as of December 31, 2009.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2 Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total

Capital Stock as of December 31, 2003:				368,128

04-22-2004	01-25-2005	(1)	103,233	471,361
03-27-2009	10-05-2009	(2)	65,000	536,361	(3)

(1)	Through public subscription of shares.
(2)	For payment of share dividend.
(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV). On September 4, 2009, the Argentine Central Bank (BCRA) through its Resolution No. 313/47/09 approved the distribution of 65,000 share dividends and 35,000 cash dividends. On October 5, 2009 the new shares were registered with the Public Registry of Commerce.

1.3 Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid-in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2 Comparative information

In accordance with BCRA Communication “A” 4265, the financial statements as of December 31, 2009 include comparative information with the financial statements as of December 31, 2008.

2.3 Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a) Foreign currency assets and liabilities:

As of December 31, 2009 and 2008, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

b) Government and private securities:

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of December 31, 2009 and 2008. Differences in listed prices were credited/charged to income for each fiscal year.

•

Government Securities for repurchase agreements with the BCRA: as of December 31, 2009 and 2008 they were valued on the basis of the quotations in force for each security at the end of each fiscal year. Differences in listed prices were credited/charged to income for each fiscal year.

•

Holdings available for sale (Government Securities and Instruments issued by the BCRA): according to Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, were classified in the category “Available for sale”.

As of December 31, 2009 and 2008, they were valued in accordance with the quotations prevailing for each security as of the close of each fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of December 31, 2009 and 2008, the amount recorded was 14,133 (loss) and 181,119 (loss), respectively.

•

Unlisted government securities: as of December 31, 2009 they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account), following the instructions in BCRA’s Communication “A” 4898. In addition, the Bank has raised an allowance for impairment to book such securities at their fair value of realization.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

As of December 31, 2008 they were valued at the lowest of present or technical values (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less the estimated allowance to impairment value, which are carried in the books at their fair realization values.

•

Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of December 31, 2009 and 2008, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of December 31, 2009 and 2008. Differences in listed prices were charged to income for each fiscal year.

c) Loans to Government Sector:

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2008, these loans were valued at the lowest of present or technical value, as established by Communication “A” 3911 as amended of the BCRA.

On January 30, 2009, the Bank exchanged Global 2008 secured loans at variable interest rate and maturing in 2011 for a nominal value of 321,340 (whose technical value on the date of the exchange was 1,018,447) for bonds issued by the Argentine Government, denominated in pesos and accruing interest at the private BADLAR rate plus 275 basis points and maturing in 2014. The Bank has recognized the exchange in accordance with the regulations laid down by BCRA, no results have been generated as of that date.

As of December 31, 2009, the secured loans that were not covered by the exchange were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 4898. An amount has been added to said balancing account to match their book values to fair realization values.

d) Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e) Benchmark stabilization coefficient (CER):

As of December 31, 2009 and 2008, receivables and payables have been adjusted to the CER as follows:

•

Federal government secured loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2009 and 2008.

f) Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

g) Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

•	Holdings in investments:

Holdings for purchase-sale or intermediation transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

h) Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2009 and 2008.

i) Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2009 and 2008.

j) Assets subject to financing leasing:

As of December 31, 2009 and 2008, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k) Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of each fiscal year.

As of December 31, 2008, the investment in Consolidar Cía. de Seguros de Vida S.A. was valued by the equity method.

•	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of each fiscal year.

•

Visa Argentina S.A.: as of December 31, 2009 and 2008 was valued by applying the equity method on the basis of the financial statements of the issuer company as of May 31, 2009 and 2008, respectively, plus new capital contributions and dividend distribution until those dates.

•

Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

•	Other non controlled affiliates were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of each fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l) Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m) Intangible assets:

They have been valued at acquisition cost less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of December 31, 2009 and 2008 these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,295,784 and 1,246,980, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the decision in re “Massa, Juan Agustín versus National Executive Branch - Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawned on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

As of December 31, 2009 and 2008, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n) Derivative transactions (see note 11):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of each fiscal year.

2.	Forward transactions payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of each fiscal year as applied to stated notional amounts.

•	Put options bought and written:

As of December 31, 2008 these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for the fiscal year.

o) Term investments yielding variable income - Communication “A” 2482 and supplemented:

As of December 31, 2008, the variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, was accrued on the basis of the proportion agreed upon concerning the change in the price of the assets or the indicators contained in the provision. Any said change was restricted to a given range of contractually agreed values.

p) Employee termination pay:

The Bank expenses employee termination pay as disbursed.

q) Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2009 and 2008.

r) Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

s) Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

t) Statement of Income Accounts:

•

As of December 31, 2009 and 2008, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

u) Earning per share:

As of December 31, 2009, the Bank calculated the earning per share on the basis of 487,611,306 ordinary shares (which was calculated as the weighted average of the quantity of shares during the twelve months that make up the fiscal year), and as of December 31, 2008 on the basis of 471.361.306, of $ 1 par value each. The net income for the fiscal years on those dates is as follows:

	12-31-2009	12-31-2008

Net income for the fiscal year	718,462	321,510
Earning per share for the fiscal year – (stated in pesos)	1.47	0.68

v) Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3. DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ARGENTINA

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the generally accepted accounting principles in Argentina.

The main differences between the regulations of the BCRA and the generally accepted accounting principles in Argentina are detailed below:

I. Valuation criteria

a) National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 2,227,460 thousands for Secured loans. At December 31, 2008, those loans were recorded under “Loans – to Government Sector” amounting to 1,365,546, in accordance with the criterion described in note 2.3.c).

In accordance with Resolution CD No. 290/01 of the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.), at December 31, 2008 these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange and the increase sustained as a result of the interest accrued according to the internal rate of return, and they do not exceed their recoverable value.

As stated in Note 2.3.c), as of December 31, 2009, the Bank has carried the book value of the remaining secured loans for 315,958 at their fair value of realization, a criterion that has not given rise to departures from the professional accounting standards currently in force.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

b) Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 313,700 and 193,552 as of December 31, 2009 and 2008, respectively, should be recovered.

In addition as of December 31, 2008, the Bank had tax loss carryforwards that were partially applied to compensate the taxable income for the current fiscal year.

c) Derivative financial instruments

As explained in notes 2.3.n) and 11, as of December 31, 2009 and 2008, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank have applied the professional accounting standards currently applicable, as of December 31, 2009 the stockholders’ equity would have increased in 124 whereas as of December 31, 2008 it would have decreased in 3,581. In addition, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2009 and 2008 would have been 3,705 (income) and 3,852 (income), respectively.

d) Consolidar A.F.J.P. S.A. building acquisition

On September 25, 2009, the Bank acquired from Consolidar A.F.J.P. S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 20,109 write-down for the real estate in its stand-alone and consolidated balance sheet as of December 31, 2009 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

II. Valuation criteria and aspects related to the presentation of information

a) Holdings available for sale

As disclosed in note 2.3.b), the Bank charged to the account “Unrealized valuation difference” in stockholders’ equity a loss of 14,133 and a loss of 181,119, as of December 31, 2009 and 2008, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in Argentina do not endorse this accounting treatment. As of December 31, 2009 and 2008, 166,986 (income) and 138,323 (loss), respectively, should have been charged to income for each fiscal year.

4. TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of December 31, 2009, the Bank recorded 343,900 in the Income tax caption as the estimate of its income tax. It has also booked 108,891 in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the tax credit arising from the Tax on Minimum Presumed Income and having considered the income tax withholdings applied to the Bank as of the end of the fiscal year.

The Bank did not book any charge for Income tax as of December 31, 2008, as it was in a position to absorb the net operating losses that had been incurred in previous years.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of December 31, 2009 and 2008, the Bank records under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 313,700 and 193,552, respectively. Such amounts are made up as follows:

	12-31-2009	12-31-2008

Deferred tax assets	604,500	534,394
Deferred tax liabilities	(290,800)	(340,842)

Net deferred assets	313,700	193,552
Allowance	(313,700)	(193,552)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law No. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for a further ten years. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As described in Note 4.1. the existing 234,931 tax credit balance arising from TOMPI as of December 31, 2009 will be applied as payment towards Income tax for the year ended on December 31, 2009.

As of December 31, 2008 the Bank recorded the asset in an amount of 236,205 (188,324 in the line Tax on minimum presumed income – Tax Credit and 47,881 in the line Others – Tax Prepayments, under Other Receivables).

4.3. Other tax issues

a)	In the year 1998 through 2000, the Bank was notified of three tax assessments performed at the initiative of the Federal Administration of Public Revenue (AFIP), concerning income tax for the fiscal years 1992, 1993 and 1994 through 1998 plus minimum presumed income tax for the fiscal year 1999.

An appeal against said assessments was lodged with the Argentine Tax Court: although the petitions asserted by the Bank in connection with periods 1992 and 1993 were partially dismissed, those concerning the periods 1994 through 1999 were admitted by the Tax Court. In all these cases, appeals against the resolutions were lodged with the Appellate Court with federal jurisdiction over contentious administrative matters. On September 4, 2009 the Bank was notified of the judgment rendered by the Appellate Court in connection with the case file for fiscal period 1992. The judgment annuls the

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

judgment entered in due time by one of the Argentine Tax Court panels and remands the case file to the Tax Court for it to have another panel render a decision. In addition, the resolution related to the fiscal period 1993 was confirmed by the Appellate Court and an appeal against it has been lodged with the Supreme Court of Justice of Argentina in the form of an ordinary appeal.

As concerns the proceedings for the fiscal periods 1994 through 1999, on December 2, 2008, the Supreme Court of Justice of Argentina confirmed the judgment favorable to the Bank.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution N° 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Appellate Court with federal jurisdiction over contentious administrative matters, Panel 3 handed down a judgment favorable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Banco Francés S.A. to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

As regards the rest of the debt claimed, the above agency established a plan of payment in installments to which the Bank has adhered acknowledging that said adhesion does not entail a recognition of rights or the abandonment of further actions before the courts. Therefore, on May 26, 2009 the Bank made an advance payment that corresponds to 35% of the total debt, on June 25, 2009 the Bank paid the first of the remaining 120 monthly installments and since then, the Bank has been paying the monthly installments as they accrue. On October 9, 2009, the Bank filed with the Tax Bureau of the City of Buenos Aires a request for the refund of the taxes paid with the prepayment above mentioned and the installments already paid. This petition included a reserve that the Bank may include in the complaint filed with the administrative authorities all the installments that have not yet accrued to the extent they are paid by the Bank.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Bank’s Management does not expect an adverse financial impact in these respects.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

5. BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	12-31-2009	12-31-2008
a) LOANS

Loans granted to pre-finance and finance exports	1,762,203	1,381,330
Fixed-rate financial loans	979,912	669,047
Other	43,317	155,964

Total	2,785,432	2,206,341

b) INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies- unlisted	33,215	31,773
In controlled companies -supplementary activities	336,781	372,612
In non-controlled companies-supplementary activities	16,235	19,489

Total	386,231	423,874

c) OTHER RECEIVABLES

Prepayments	53,144	33,148
Guarantee deposits	69,056	33,665
Miscellaneous receivables	133,651	76,625
Tax prepayments (1)	319,859	246,457
Other	8,900	4,410

Total	584,610	394,305

(1)	As of December 31, 2009 and 2008, it includes the deferred tax asset for 313,700 and 193,552 respectively (see note 4.1.).

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Correspondents – our account	—,—	11,909
Collections and other operations for the account of third parties	314,732	392,840
Other withholdings and collections at source	172,743	115,104
Accounts payable for consumption	246,919	201,343
Money orders payable	102,347	125,811
Loans received from Argentine Technological Fund (FONTAR)	37,906	39,951
Loans received from Interamerican Development Bank (BID)	32,271	48,520
Pending Banelco debit transactions	27,407	23,807
Other	92,056	94,089

Total	1,026,381	1,053,374

e) OTHER LIABILITIES

Accrued salaries and payroll taxes	169,654	178,269
Accrued taxes	153,589	84,297
Miscellaneous payables	110,029	100,666
Other	1,649	1,186

Total	434,921	364,418

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

	12-31-2009	12-31-2008

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	12,525,159	8,002,635
Collections items	285,311	660,981
Checks drawn on the Bank pending clearing	220,248	213,423
Checks not yet credited	919,380	832,783
Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	25,249,313	16,151,027
Other	85,691	76,863

Total	39,285,102	25,937,712

g) SERVICE CHARGE INCOME

Rental of safe-deposit boxes	34,997	23,354
Commissions for capital market transactions	10,120	12,762
Commissions for salary payment	7,305	6,452
Commissions for trust management	2,246	2,253
Commissions for hiring of insurances	116,202	94,669
Commissions for transportations of values	11,589	9,017
Commissions for loans and guaranties	17,984	26,793
Other	54,378	45,883

Total	254,821	221,183

h) SERVICE CHARGE EXPENSE

Turn-over tax	60,179	38,862
Insurance paid on lease transactions	19,205	12,839
Other	4,555	3,576

Total	83,939	55,277

i) OTHER INCOME

Deferred income tax (1)	120,148	138,052
Income from the sale of fixed and miscellaneous assets	1,106	10,597
Rent	1,160	2,041
Related parties expenses recovery	7,060	5,587
Tax recovery	10,820	—,—
Other	11,535	36,202

Total	151,829	192,479

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6. RESTRICTIONS ON ASSETS

As of December 31, 2009, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 75,902 in Guaranteed Bonds maturing in 2018 and 61,000 in Federal Government Bocon PRO12, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,519 to secure debts with the BCRA.

c)	The Bank appropriated BCRA Notes (Badlar), in an amount of 113,197 to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (B.I.D.).

7. TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of December 31, 2009 and 2008, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2009	2008	2009	2008	2009	2008
BBVA S.A.	32,707	8,355	5,099	2,510	30,076	25,029
Francés Valores Sociedad de Bolsa S.A.	—,—	20	1,448	323	3,106	3,249
Consolidar A.R.T. S.A.	61	89	50,600	134,150	5,524	491,433
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	40,418	12	15,010	6,640	128,428	42,727
Consolidar Cía. de Seguros de Retiro S.A.	8	238	1,210	172,927	25,403	595,721
Consolidar Cía. de Seguros de Vida S.A. (2)	—,—	27	—,—	5,813	—,—	132,468
Atuel Fideicomisos S.A.	—,—	—,—	3,009	3,376	—,—	20
BBVA Consolidar Seguros S.A.	6,330	5,737	1,906	28,492	5,229	98,334
PSA Finance Argentina Cía. Financiera S.A.	276,911	320,610	1,549	280	—,—	—,—
Rombo Cía. Financiera S.A.	90,486	133,873	7,260	6,664	15,000	47,000
Francés Administradora de Inversiones S.A.	150	75	21,379	17,593	4,886	5,620
Consolidar Comercializadora S.A.	—,—	—,—	6,502	8,429	13,765	796
Inversora Otar S.A.	—,—	107	652	78	408,322	168,344

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.
(2)	See note 3.a) to the consolidated financial statements.

8. BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 12.3149% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

9. TRUST ACTIVITIES

9.1. Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. The Bank entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2009 and 2008, the assets of Diagonal Trust amount to 2,366 and 2,852, respectively, considering its recoverable value. In addition, as of December 31, 2009 and 2008 the Bank has recorded the assets of Maginot Trust, whose book value amounts to 215 and 348, respectively. Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

9.2. Non Financial Trusts

The Bank acts as trustee in 34 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 566,583 and 718,956 as of December 31, 2009 and 2008, respectively, consist of cash, creditors’ rights, real estate and shares.

10. CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On April 26, 2007, the Ordinary and Extraordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank’s subsidiaries or related companies.

The Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

As of the date of issuance of these financial statements, the Bank has not issued Corporate Bonds related to this Program.

11. DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of December 31, 2009:

a)	Interest rate swaps for 20,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 15,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the fiscal year for 1,704.

The estimated market value of said instruments amounts to 147 (Assets). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swap” for 35,000.

b)	Interest rate swaps for 67,697 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transactions were recorded under “Memorandum debit accounts –Derivatives – Interest rate SWAP” for 67,697.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,940,035 and 2,195,093, which are recorded under “Memorandum debit accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum credit accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 95,114.

d)	Forward sales due to national government securities repurchase agreements for 76,024, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 78,541 income as of the end of the fiscal year.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

II.	Transactions as of December 31, 2008:

a)	Interest rate swaps for 47,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 5,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Bank agreed an interest rate swap through the exchange of variable interest rate (Badlar) and CER index for 50,000 with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the fiscal year for 7,010.

The estimated market value of said instruments amounts to 3,986 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts –Derivatives – Interest rate SWAP” for 52,000 and “Memorandum debit accounts –Derivatives– Others” for 50,000.

b)	Interest rate swaps for 33,650 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 70,000, with final maturity in August 2019, for which the Bank would pay a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and would receive a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the fiscal year for 672.

The estimated market value of said instruments amounts to 193 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts –Derivatives – Interest rate SWAP” for 103,650.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,446,615 and 1,480,514, which are recorded under “Memorandum debit accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum credit accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 47,447.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

d)	Put options bought for 5,850 and put options written for 5,265 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers.

The options were valued following the criterion described in note 2.3.n. Said transactions were recorded under “Memorandum debit accounts – Derivatives – “Notional” amount of put options bought” for 5,850 and under “Memorandum credit accounts – Derivatives – “Notional” amount of put options written” for 5,265.

12. COMPLIANCE WITH CNV REQUIREMENTS

12.1 Compliance with the requirements to act as agent in the Over-the-counter Market

As of December 31, 2009, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

12.2 Investment Funds custodian

As of December 31, 2009 and 2008, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Europa”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by Francés Administradora de Inversiones S.A. Sociedad Gerente, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax-credit certificates, securities issued by the Argentine Central Bank, investments financial trust certificates, Cedears and ADRS in safekeeping in the amount of 947,861 and 372,219, respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

The Investment Funds’ equities are as follows:

	EQUITIES
INVESTMENT FUND	12-31-2009	12-31-2008
FBA Acciones Globales	73,127	39,748
FBA Total	14,856	7,905
FBA Renta	13,703	10,200
FBA Renta Pesos	1,167,950	502,232
FBA Renta Dólares	4,276	4,302
FBA Bonos	13,740	5,950
FBA Calificado	81,142	35,773
FBA Internacional	544	365
FBA Ahorro Dólares	11,372	11,368
FBA Renta Fija	15,153	11,434
FBA Ahorro Pesos	182,545	24,663
FBA Renta Premium	7,976	5,051
FBA Europa	3,161	2,001
FBA Horizonte	20,320	8,166
FBA EEUU	3,156	1,372
FBA Renta Corto Plazo	562	544
FBA Acciones Latinoamericanas	27,571	14,888
FBA Bonos Argentina	3,649	8,563
FBA Brasil	47,117	14,054
FBA México	982	653
FBA Commodities	53	36
FBA Acciones Argentinas	471	228
FBA Bonos Globales	57	52

Total	1,693,483	709,548

13. RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	In accordance with Communication “A” 4664, issued on May 11, 2007, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in point 2.1 of said Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

b)	In accordance with the provisions of BCRA, the next Shareholders’ Meeting must appropriate the amount of 143,692 currently included under Unappropriated earnings to the Legal Reserve.

14. ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2009:

COMPUTABLE COMPLIANCE PESOS

Cash	589,501
Special Guarantee Accounts	119,853
BCRA Checking Account	1,135,981
Cash in valuables’ transportation	309,342
Franchises	177,988

TOTAL	2,332,665

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)

Cash	303,970
BCRA Checking Account	2,537,271
Cash in transit	2,451
Cash in valuables’ transportation	81,173

TOTAL	2,924,865

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)

Cash	59,146
BCRA Checking Account	48,995
Cash in transit	36
Cash in valuables’ transportation	9,221

TOTAL	117,398

15. STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-09	12-31-08	12-31-07
a) Cash and due from banks	5,160,260	4,235,741	3,114,843
b) Goverment securities held for trading or financial transactions	8,352	1,461	31,288
c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the fiscal year	104,930	171,520	148,680

CASH AND CASH EQUIVALENTS	5,273,542	4,408,722	3,294,811

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the fiscal year date.

16. RISK MANAGEMENT POLICIES

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating the following risks: credit, market, liquidity, structural and operational.

a) Credit Risk

The Risk Division is composed of the following areas: Retail Banking and Enterprise and Corporate Banking. Each of these is in turn made up by: Policies and Tools, Admission, Risk Follow-Up and Credit Recovery.

Approvals are processed by virtue of the loan-granting powers conferred upon the positions responsible for Admission, Risk Analysts, the Credit Risk Committee and the Technical Operations Committee, which are segmented by Rating letters and scores as well as by levels of rating amounts (that is, in view of the characteristics of the customer and its level of indebtedness).

In addition, the commercial areas rely on a smaller number of delegated loan-granting powers in order to streamline minor transactions. These powers are also arranged by ratings and amounts.

Any exceptions to the policies currently in force are dealt with by the Technical Operations Committee.

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking and Enterprise and Corporate Banking portfolios management, respectively. The application of this methodology leads to the calculation of the expected loss and in addition, to a historical control over expected losses and over the degree of severity of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

The following are some of the aspects taken into account upon subjecting customers to a credit assessment:

•	Verify the client sufficient income-generation sources and an adequate financial structure to face the commitments to repay principal and interest of the owned receivables within the terms agreed.

•	Adequate and sufficient guarantees must to allow the loans recovery.

•	Adequate knowledge of the client so that the decision-making officials are sufficiently confident and secure when they decide to grant the loan.

•	Balance and correlation between the use of the proceeds, the amount, the term and the manner to repay the loan based on the client´s generation of resources and the guarantees.

•

The activities carried on by the client must be identified so that the client can be assigned to the appropriate classification of sectors of the economy assessing its positioning and growth expectations.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

•

Permanent consulting for hints of junctures in the policies currently in force in each sector for an adequate response in line with the general investment or divestiture guidelines in a sector or sub-sector of the economy, amongst others.

b) Market Risk

The Market Risk area, which reports to the Risk Division, is the unit responsible for identifying, assessing and controlling the market risks in BBVA Banco Francés.

It is in charge of the following:

•	Identifying the Business Units within the Entity that carry out transactions entailing market risks, which should thus be included in the corporate applications of measurement and control risk.

•	Monitor on a daily basis compliance with the risk limits and policies of the Business Units

•	Determine, on a daily basis, the Market Variables that will be used in the valuation of the Treasury positions.

•	Determine the calculation of the Credit Exposure of the Treasury Client counterparts (Credit Risk in the Market Desk).

The most complex approach, adopted as a standard measurement tool, is the Value at Risk (VaR) which provides a 99% confidence level at one day.

Policies are implemented through a limit structure, in terms of daily VaR and daily, monthly and annual Stop Loss measures.

On an annual basis, a proposal is prepared for the authorization of market risk limits together with the Treasury Department. This standard sets forth the identity of the officials who have the maximum control responsibilities and decision-making attributes concerning the limits and contingency plans to be implemented if such limits were surpassed.

The utility of the VaR model is fine-tuned through backtesting and stresstesting techniques.

c) Liquidity and Structural Risk

Although the Financial Division is responsible for managing the structural risks at the Entity, which risks also include the liquidity risk, the Market Risk Area, in its position as independent business unit and responsible for management actions, is empowered to approve, follow up (measure) and control the methodologies, the limits and the alerts that the areas involved may propose and consume in order to adequately manage the structural and liquidity risk.

Both the structural risk and the liquidity risk are monitored through a number of specific quantitative and qualitative limits and alerts, which are followed up on a daily basis by the Market Area Risks Local Unit (ULRAM).

As regards liquidity risk, crisis are identified by the three areas of the Technical Liquidity Group (GTL, with the areas in charge of following up on crises being the ULRAM, Financial Management and Markets) and as soon as any of these areas detects a crisis, it must report it to the other management areas above mentioned.

The Market Risk Area obtains the flows of collections and payments, prepares the daily liquidity map, proposes the limits and alert alarms and prepares and distributes the appropriate reports for the evolution of liquidity to the internal areas of the Risk Division and to the top executives of BBVA Banco Francés.

Liquidity risks are monitored using three models: Short-term liquidity, Medium-term liquidity and Stress-liquidity. This model is based on the study of past crisis and it is used as a basis to generate the contingency plan.

The aim of the Contingency Plan is no other than to be in the best position to face liquidity problems, to foresee potential crisis situations, both at the Entity level and in the markets which may arise for the Entity in the future.

As regards structural risk, defined as any alteration sustained by the financial margin and/or the equity value of an entity arising from variations in interest rates, an analysis of five sensitivities is used to monitor these two risks:

•	SMF: Sensitivity to the Financial Margin in the event of +/-100bps variations in interest rates;

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

•	SVE: Sensitivity to the Equity Value in the event of +/-100bps variations in interest rates;

•	SVE COAP: Sensitivity to the Equity Value of the COAP portfolio in the event of +/-100bps variations in interest rates;

•	MeR: Margin at Risk, understood as the maximum unfavorable departure from the financial margin projected for a pre-determined level of confidence; and

•

CE: calculation of the Equity Capital of the Bank, consisting in an estimate of the unexpected losses that could be incurred in the various risk activities carried out, in other words, the maximum losses that could be sustained with a given level of confidence.

d) Operational Risk

The Strategic Risk Management Department, through the Operational Risk area, is entrusted with the implementation of a working framework to allow it to identify, value, follow up, control and mitigate operational risk through the development of specific tools and the maintenance of a historical database of losses as recorded, segmented by business areas and classes of risks.

Both the function used to identify and quantify operational risk (Ev-Ro tool) and the function used for a dynamic control and follow-up of the efficacy of the mitigation actions implemented (Trans-VaR) are highly widespread in the various business areas and supporting areas.

The follow-up of these tools and controls allows:

•	To assess the degree of mitigation activity implemented in the various areas

•	To verify that the measures have been adopted in accordance with priority criteria for the mitigation of risk factors.

•

To ensure that the contingency plans and service continuity defined by the various business units or supporting areas have been properly implemented and updated to reduce the risk of certain high-impact risk factors.

The Strategic Risk Management Department adopts and applies the guidelines set forth in Communication “A” 4793 issued by the Argentine Central Bank to lay down the guidelines for proper operating risk management.

17. PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

18. ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 12-31-2009	Book balance as of 12-31-2008	Position without options	Final position

GOVERNMENT SECURITIES

Holdings for trading or financial transactions

Local
In pesos
Peso-denominated GDP-related securities (1)	45698	7,774	7,774		—,—	—,—

Subtotal in pesos			7,774	1,037	—,—	—,—

In foreign currency
Federal Government Bond in US Dollars 7% due 2017 (1)	5434	68,250	68,250		—,—	—,—
Other		578	578		578	578

Subtotal in foreign currency			68,828	335,112	578	578

Subtotal in Holdings for trading or financial Transactions			76,602	336,149	578	578

Holdings available for sale

Local
In pesos
Secured Bonds due 2018	2405	76,670	76,670		76,670	76,670
Bocon PRO 12	2449	157,614	157,614		157,614	157,614
Federal Government Bond in Pesos Badlar + 275 pb due 2014	5439	31,907	31,907		31,907	31,907

Subtotal in pesos			266,191	91,669	266,191	266,191

In foreign currency
Federal Government Bonds in US Dollars 7% P.A. due 2015	5433		84,405		84,405	84,405

Subtotal in foreign currency			84,405	—,—	84,405	84,405

Subtotal in Holdings available for sale			350,596	91,669	350,596	350,596

Unlisted government securities (2)

Local
In pesos
Secured Bonds due 2020	2423		1,053,732		1,053,732	1,053,732
Federal Government Bonds in Pesos Badlar + 275 pb due 2014 (3)	5439		892,214		892,214	892,214
Federal Government Bond in Pesos Badlar + 350 pb due 2013	5438		14,847		14,847	14,847
Other			228		228	228

Subtotal in pesos			1,961,021	1,002,654	1,961,021	1,961,021

In foreign currency
Other			19		19	19

Subtotal in foreign currency			19	2,173	19	19

Subtotal Unlisted government securities			1,961,040	1,004,827	1,961,040	1,961,040

(1)	Corresponds to repo transactions
(2)	Allowances are maintained for unlisted Government securities (See Exhibit J)
(3)	Holdings received in exchange for secured loans (See Note 2.3.c))

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 12-31-2009	Book balance as of 12-31-2008	Position without options	Final position

Instruments issued by the BCRA

BCRA Bills
Listed – Own portfolio
Argentine Central Bank due 04-28-10	46044	7,219	7,219		7,219	7,219

Subtotal own portfolio			7,219	915	7,219	7,219

Repurchase transactions

Subtotal repurchase transactions			—,—	1,259,176	—,—	—,—

Unlisted – Own portfolio
Argentine Central Bank Bills due 11-03-10	46052		249,397		249,397	249,397
Argentine Central Bank Bills due 05-19-10	46059		176,179		176,179	176,179
Argentine Central Bank Bills due 05-04-10	46053		205,982		205,982	205,982
Argentine Central Bank Bills due 04-14-10	46058		101,378		101,378	101,378
Argentine Central Bank Bills due 05-26-10	46062		99,740		99,740	99,740
Argentine Central Bank Bills due 12-01-10	46060		318,409		318,409	318,409
Argentine Central Bank Bills due 08-11-10	46046		193,089		193,089	193,089
Argentine Central Bank Bills due 03-10-10	46033		146,124		146,124	146,124
Argentine Central Bank Bills due 06-23-10	46027		116,876		116,876	116,876
Argentine Central Bank Bills due 04-21-10	45949		95,890		95,890	95,890
Argentine Central Bank Bills due 06-30-10	46045		420,863		420,863	420,863
Other			8		8	8

Subtotal own portfolio			2,123,935	3,903	2,123,935	2,123,935

Available for sale
Argentine Central Bank Bills due 04-28-10	46044	205,583	205,583		205,583	205,583

Subtotal available for sale			205,583	—,—	205,583	205,583

BCRA Notes
Listed – Own portfolio
Argentine Central Bank Bills due 01-06-10	45845	36,289	36,289		36,289	36,289
Argentine Central Bank Bills (Badlar + 2.5%) due 02-10-10	45853	13,262	13,262		13,262	13,262
Argentine Central Bank Bills (Badlar + 2.5%) due 05-18-11	45879	11,850	11,850		11,850	11,850
Other		7,338	7,338		7,338	7,338

Subtotal own portfolio			68,739	123,375	68,739	68,739

Unlisted – Own portfolio
Argentine Central Bank Internal Bills (Badlar) due 01-13-10	46015		412,080		412,080	412,080
Argentine Central Bank Internal Bills (Badlar) due 02-17-10	46011		203,275		203,275	203,275
Argentine Central Bank Internal Bills (Badlar) due 04-21-10	45951		81,500		81,500	81,500

Subtotal own portfolio			696,855	1,054,902	696,855	696,855

Available for sale
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	45853	63,178	63,178		63,178	63,178
Argentine Central Bank Bills due 03-25-10	45862	20,303	20,303		20,303	20,303
Argentine Central Bank Bills due 01-06-10	45845	515	515		515	515

Subtotal available for sale			83,996	485,833	83,996	83,996

Subtotal instruments issued by the BCRA			3,186,327	2,928,104	3,186,327	3,186,327

TOTAL GOVERNMENT SECURITIES			5,574,565	4,360,749	5,498,541	5,498,541

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 12-31-2009	Book balance as of 12-31-2008	Position without options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

In foreign currency

Telefónica de Argentina Corporate Bonds	40146	125	125		125	125
Petrobrás Energía Corporate Bonds	40668	76	76		76	76

Subtotal in foreign currency			201	174	201	201

Subtotal Other debt instruments			201	174	201	201

Other Equity instruments

From abroad
In foreign currency
Siliconn		27	27		27	27
Other		19	19		19	19

Subtotal in foreign currency			46	2	46	46

Subtotal Equity instruments			46	2	46	46

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			247	176	247	247

TOTAL GOVERNMENT AND PRIVATE SECURITIES			5,574,812	4,360,925	5,498,788	5,498,788

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008

COMMERCIAL PORTFOLIO

Normal performance	6,764,412	7,691,319

Preferred collaterals and counter guaranty “A”	78,777	83,514
Preferred collaterals and counter guaranty “B”	72,781	114,481
Without senior security or counter guaranty	6,612,854	7,493,324

With special follow-up	34,226	9,887

Under observation
Preferred collaterals and counter guaranty “B”	733	—,—
Without senior security or counter guaranty	33,493	9,887

With problems	—,—	1,173

Without senior security or counter guaranty	—,—	1,173

With high risk of uncollectibility	1,951	31,717

Preferred collaterals and counter guaranty “B”	—,—	1,763
Without senior security or counter guaranty	1,951	29,954

Uncollectible	4,903	3,231

Preferred collaterals and counter guaranty “B”	1,650	—,—
Without senior security or counter guaranty	3,253	3,231

Total	6,805,492	7,737,327

EXHIBIT B
(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008

CONSUMER AND HOUSING PORTFOLIO

Normal performance	4,762,534	4,489,767

Preferred collaterals and counter guaranty “A”	9,554	8,038
Preferred collaterals and counter guaranty “B”	778,794	794,256
Without senior security or counter guaranty	3,974,186	3,687,473

Low risk	46,902	42,754

Preferred collaterals and counter guaranty “B”	4,650	3,320
Without senior security or counter guaranty	42,252	39,434

Medium risk	43,925	31,520

Preferred collaterals and counter guaranty “B”	1,925	1,079
Without senior security or counter guaranty	42,000	30,441

High risk	62,384	36,711

Preferred collaterals and counter guaranty “B”	1,315	572
Without senior security or counter guaranty	61,069	36,139

Uncollectible	1,697	2,483

Preferred collaterals and counter guaranty “B”	791	660
Without senior security or counter guaranty	906	1,823

Uncollectible, classified as such under regulatory requirements	185	588

Without senior security or counter guaranty	185	588

Total	4,917,627	4,603,823

General Total (1)	11,723,119	12,341,150

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	12-31-2009		12-31-2008
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	2,449,242	20.89%	3,199,610	25.93%

50 next largest clients	2,254,013	19.23%	2,018,036	16.35%

100 following clients	910,402	7.77%	914,404	7.41%

Remaining clients	6,109,462	52,11%	6,209,100	50.31%

Total (1)	11,723,119	100.00%	12,341,150	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	Past-due portfolio	Term remaining to maturity						Total
Description		1 month	3 months	6 months	12 months	24 months	More than 24 months

Government sector	—,—	—,—	—,—	71,898	71,520	143,212	29,328	315,958

Financial sector	—,—	185,484	92,331	89,830	131,933	124,690	15,060	639,328

Non financial private sector and residents abroad	25,113	4,055,382	1,183,449	1,756,673	954,963	1,178,155	1,614,098	10,767,833

TOTAL	25,113	4,240,866	1,275,780	1,918,401	1,158,416	1,446,057	1,658,486	11,723,119	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	12-31-2009	12-31-2008	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Net income for the period / fiscal year

	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local									thousand of pesos

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	7,876	9,966	Stockholder	12-31-2009	6,390	8,294	(922)
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$	1	35,425,947	31,334	127,892	Pensions fund manager	12-31-2009	65,739	58,141	(35,745)

33678564139	Consolidar Cía. De Seguros de Vida S.A.					—,—	133,938

30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	32,274,350	262,524	69,971	Insurance company	12-31-2009	48,745	396,501	41,888

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	51,976	34,076	Financial institution	12-31-2009	52,178	103,952	35,797

30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	35,047	30,845	Trust Manager	12-31-2009	13,100	35,049	4,203

		Subtotal controlled				388,757	406,688

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	50,518	37,830	Financial Institution	12-31-2009	60,000	115,415	36,333

30598910045	Visa Argentina S.A	Common	1$	1	1,468,337	5,888	9,976	Services to companies	05-31-2009	15,000	152,041	317
30604796357	Banelco S.A.	Common	1$	1	2,574,907	6,612	6,230	Information services	06-30-2009	23,599	60,532	7,694
	Other					3,735	3,283

	Foreign
	Other					956	869

		Subtotal noncontrolled				67,709	58,188

		Total in financial institutions, supplementary and authorized				456,466	464,876

	IN OTHER COMPANIES

	Non controlled

	Local

30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	22,909	21,748	Workers compensation	12-31-2009	77,684	183,271	104
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	10,254	9,978	Insurance	12-31-2009	10,651	95,397	68

	Foreign

	Other					52	47

		Subtotal non controlled				33,215	31,773

		Total in other companies				33,215	31,773

		Total investments in other companies				489,681	496,649

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the fiscal year		Net book value at 12-31-2009	Net book value at 12-31-2008
					Years of useful life	Amount

PREMISES AND EQUIPMENT

Real Estate	301,017	74,509	—,—	14,991	50	12,912	347,623	301,017
Furniture and Facilities	40,246	30,834	—,—	384	10	7,624	63,072	40,246
Machinery and Equipment	70,618	25,072	—,—	316	5	25,207	70,167	70,618
Automobiles	1,591	847	—,—	180	5	559	1,699	1,591

Total	413,472	131,262	—,—	15,871		46,302	482,561	413,472

OTHER ASSETS

Works of Art	983	—,—	—,—	—,—	—,—	—,—	983	983
Leased assets	6,496	—,—	(601)	—,—	50	131	5,764	6,496
Property taken as security for loans	4,283	1,550	—,—	756	50	72	5,005	4,283
Stationery and office supplies	3,667	6,196	—,—	6,402	—,—	—,—	3,461	3,667
Other	11,510	—,—	601	615	50	234	11,262	11,510

Total	26,939	7,746	—,—	7,773		437	26,475	26,939

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

				Amortization for the fiscal year
Description	Net book value at beginning of fiscal year	Additions	Decreases	Years of useful life	Amount	Net book value at 12-31-2009	Net book value at 12-31-2008

Organization and Development expenses (1)	48,059	23,062	13	1 & 5	16,017	55,091	48,059

Organization and development non-deductible expenses	—,—	48,804	—,—	—,—	48,804	—,—	—,—

Total	48,059	71,866	13		64,821	55,091	48,059

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	12-31-2009		12-31-2008
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	1,802,824	9.81%	2,438,477	14.11%

50 next largest clients	1,155,962	6.29%	1,274,439	7.37%

100 following clients	1,082,752	5.89%	1,094,182	6.33%

Remaining clients	14,332,369	78.01%	12,474,535	72.19%

TOTAL	18,373,907	100.00%	17,281,633	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	Terms remaining to maturity						Total
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months

Deposits	15,327,579	2,311,108	548,745	181,402	5,073	—,—	18,373,907

Other liabilities from financial transactions

Argentine Central Bank (BCRA)	2,691	—,—	—,—	—,—	—,—	—,—	2,691

Banks and International Institutions	9,147	29,623	10,851	1,861	4,461	—,—	55,943

Financing received from Argentine financial institutions	470	—,—	440	420	845	1,132	3,307

Other	959,958	5,574	8,439	14,600	22,472	15,338	1,026,381

Total	972,266	35,197	19,730	16,881	27,778	16,470	1,088,322

TOTAL	16,299,845	2,346,305	568,475	198,283	32,851	16,470	19,462,229

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE FISCAL YEARS ENDED

DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

Description	Book value at beginning of fiscal year	Increases (6)		Decreases		Book value
				Reversals	Applications	12-31-2009	12-31-2008
DEDUCTED FROM ASSETS
Government securities
– For impairment value	752,627	36,026	(5)	338,730	—,—	449,923	752,627

Loans
– Allowance for doubtful loans	190,655	242,907	(1)	—,—	103,603	329,959	190,655

Other receivables from financial transactions
– Allowance for doubtful receivables	2,521	18,806	(1)	—,—	—,—	21,327	2,521

Assets subject to financial leasing
– Allowance for doubtful receivables	4,381	1,048	(1)	—,—	1	5,428	4,381

Investments in other companies
– For impairment value (3)	3	1		—,—	—,—	4	3

Other receivables
– Allowance for doubtful receivables (2)	218,154	121,954		1,077	1,091	337,940	218,154

Total	1,168,341	420,742		339,807	104,695	1,144,581	1,168,341

LIABILITIES-ALLOWANCES

– Contingents commitments (1)	357	71		—,—	—,—	428	357
– Other contingencies	236,373	111,037	(4)	—,—	29,374	318,036	236,373

Total	236,730	111,108		—,—	29,374	318,464	236,730

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1)
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of December 31, 2009.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits) (note 2.3.q).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income—Gold and foreign currency exchange difference” account, as follow:

– Government and Private Securities	117
– Loans	2,195
– Other receivables from financial transactions	54
– Investments in other companies	1
– Other receivables	712

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio

Common	536,361,306	1	536,306	—,—	55	(1)	536,361	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

Accounts	12-31-2009						12-31-2008
	Total of the fiscal year	Total of the fiscal year (per type of currency)					Total of the fiscal year
		Euro	US Dollars	Pounds Sterling	Yen	Other
ASSETS

Cash and due from banks	3,123,009	156,567	2,957,174	3,333	734	5,201	2,201,159
Government and private securities	153,499	—,—	153,481	—,—	—,—	18	337,460
Loans	1,917,836	914	1,916,922	—,—	—,—	—,—	1,835,427
Other receivables from financial transactions	164,442	2,816	161,626	—,—	—,—	—,—	490,303
Assets subject to financial leasing	2,771	—,—	2,771	—,—	—,—	—,—	59
Investments in other companies	1,008	—,—	1,008	—,—	—,—	—,—	916
Other receivables	53,282	1,904	51,378	—,—	—,—	—,—	40,676
Suspense items	113	—,—	113	—,—	—,—	—,—	228

TOTAL	5,415,960	162,201	5,244,473	3,333	734	5,219	4,906,228

LIABILITIES

Deposits	4,546,189	109,209	4,436,980	—,—	—,—	—,—	3,528,814
Other liabilities from financial transactions	553,718	41,290	510,051	1,173	316	888	1,203,425
Other liabilities	23,820	6,991	16,829	—,—	—,—	—,—	27,619
Suspense items	472	—,—	472	—,—	—,—	—,—	905

TOTAL	5,124,199	157,490	4,964,332	1,173	316	888	4,760,763

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	85,059	—,—	85,059	—,—	—,—	—,—	203,286
Control	8,825,463	12,931	8,811,912	—,—	149	471	3,761,704
Derivatives	—,—	—,—	—,—	—,—	—,—	—,—	5,850

TOTAL	8,910,522	12,931	8,896,971	—,—	149	471	3,970,840

Credit accounts (except contra credit accounts)
Contingent	265,342	—,—	265,342	—,—	—,—	—,—	360,273
Control	44,495	—,—	44,495	—,—	—,—	—,—	33,014
Derivatives	—,—	—,—	—,—	—,—	—,—	—,—	5,265

TOTAL	309,837	—,—	309,837	—,—	—,—	—,—	398,552

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	Status								Total
	Normal	In potential risk / Low risk	Nonperforming / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements
Concept			Not yet matured	Past-due	Not yet matured	Past-due			12-31-2009	12-31-2008

1. Loans	515,171	—,—	—,—	—,—	—,—	—,—	—,—	—,—	515,171	535,901

- Overdraft	9,532	—,—	—,—	—,—	—,—	—,—	—,—	—,—	9,532	295

Without senior security or counter guaranty	9,532	—,—	—,—	—,—	—,—	—,—	—,—	—,—	9,532	295

- Discounted Instruments	1,047	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,047	107

Without senior security or counter guaranty	1,047	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,047	107

- Real Estate Mortgage and Collateral Loans	9,797	—,—	—,—	—,—	—,—	—,—	—,—	—,—	9,797	576

Other collaterals and counter guaranty “B”	9,797	—,—	—,—	—,—	—,—	—,—	—,—	—,—	9,797	576

- Consumer	63	—,—	—,—	—,—	—,—	—,—	—,—	—,—	63	55

Without senior security or counter guaranty	63	—,—	—,—	—,—	—,—	—,—	—,—	—,—	63	55

- Credit Cards	845	—,—	—,—	—,—	—,—	—,—	—,—	—,—	845	702

Without senior security or counter guaranty	845	—,—	—,—	—,—	—,—	—,—	—,—	—,—	845	702

- Other	493,887	—,—	—,—	—,—	—,—	—,—	—,—	—,—	493,887	534,166

Without senior security or counter guaranty	493,887	—,—	—,—	—,—	—,—	—,—	—,—	—,—	493,887	534,166

2. Other receivables from financial transactions	8,021	—,—	—,—	—,—	—,—	—,—	—,—	—,—	8,021	7,233

3. Assets subject to financial leasing	66	—,—	—,—	—,—	—,—	—,—	—,—	—,—	66	122

4. Contingent commitments	42,699	—,—	—,—	—,—	—,—	—,—	—,—	—,—	42,699	54,006

5. Investments in other companies and private securities	205,842	—,—	—,—	—,—	—,—	—,—	—,—	—,—	205,842	184,267

Total	771,799	—,—	—,—	—,—	—,—	—,—	—,—	—,—	771,799	781,529

Total Allowances	5,233	—,—	—,—	—,—	—,—	—,—	—,—	—,—	5,233	5,427

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

Swaps	Financial transactions – own account	—	Upon expiration of differences	Residents in Argentina – Financial sector	22	6	15	35,000

Swaps	Interest rate hedge	—	Upon expiration of differences	Residentes in Argentina – Non - financial sector	121	117	27	67,697

Repurchase agreements	Financial transactions – own account	Government securities	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	0	76,024

Futures	Financial transactions – own account	Other	Upon expiration of differences	MAE	6	3	0	234

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	6	3	0	851,606

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	9	5	0	3,283,288

TOTAL								4,313,849

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2009 AND 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008
ASSETS
A. CASH AND DUE FROM BANKS:
Cash	1,357,066	1,066,447
Due from banks and correspondents	3,898,346	3,176,633

Argentine Central Bank (BCRA)	3,723,387	3,127,010
Other local	34,144	3,220
Foreign	140,815	46,403

	5,255,412	4,243,080

B. GOVERNMENT AND PRIVATE SECURITIES (note 9.a):
Holdings in investment accounts	1,334,763	955,534
Holdings for trading or financial transactions	488,176	272,769
Government Securities for repurchase agreements with the BCRA	68,250	334,688
Holdings available for sale	640,175	577,502
Unlisted Government Securities	1,961,046	1,004,833
Instruments issued by the BCRA	2,953,144	2,676,687
Investments in listed private securities	218,605	164,394

Less: Allowances	449,927	752,747

	7,214,232	5,233,660

C. LOANS:
To government sector (Exhibit 1)	1,400,243	2,400,511
To financial sector (Exhibit 1)	384,331	598,755

Interfinancial – (Calls granted)	61,000	22,550
Other financing to local financial institutions	289,367	529,779
Interest and listed-price differences accrued and pending collection	33,964	46,426

To non financial private sector and residents abroad (Exhibit 1)	10,305,001	9,704,814

Overdraft	1,703,750	1,413,522
Discounted instruments	1,068,567	1,241,508
Real estate mortgage	838,410	946,804
Collateral Loans	480,694	511,374
Consumer	1,819,382	1,855,767
Credit cards	1,464,163	1,239,588
Other (Note 9.b)	2,806,667	2,373,476
Interest and listed-price differences accrued and pending collection	139,839	147,079
Less: Interest documented together with main obligation	16,471	24,304

Less: Difference arising from purchase of portfolio	—,—	102
Less: Allowances	337,686	196,489

	11,751,889	12,507,489

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	560,781	876,987
Amounts receivable for spot and forward sales to be settled	9,469	1,283,910
Instruments to be received for spot and forward purchases to be settled	10,264	7,221
Premiums for options bought	—,—	2,513
Unlisted corporate bonds (Exhibit 1)	119,488	104,476
Non-deliverable forward transactions balances to be settled	84,070	27,230
Other receivables not covered by debtor classification regulations	39,357	34,432
Other receivables covered by debtor classification regulations (Exhibit 1)	79,883	72,209
Interest accrued and pending collection not covered by debtor classification regulations	51,212	36,958
Interest and adjustment accrued and pending collection covered by debtor classification regulations (Exhibit 1)	—,—	2

Less: Allowances	23,059	3,013

	931,465	2,442,925

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibit 1)	317,345	383,652

Less: Allowances	5,561	4,532

	311,784	379,120

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	51,474	38,699
Other (note 9.c)	54,819	57,944

Less: Allowances	4	3

	106,289	96,640

G. OTHER RECEIVABLES:
Tax on minimum presumed income – Tax Credit	—,—	188,324
Other (note 9.d)	589,442	432,188
Other interest accrued and pending collection	2,558	—,—
Less: Allowances	348,943	228,413

	243,057	392,099

H. PREMISES AND EQUIPMENT:	486,483	441,666

I. OTHER ASSETS:	26,475	27,786

J. INTANGIBLE ASSETS:
Organization and development expenses	59,835	55,332

	59,835	55,332

K. SUSPENSE ITEMS:	4,222	4,230

L. OTHER SUBSIDIARIES’ ASSETS (note 9.e):	450	1,438

TOTAL ASSETS:	26,391,593	25,825,465

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2009 AND 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008
LIABILITIES:

M. DEPOSITS:
Government sector	1,004,442	1,685,730
Financial sector	190,115	198,179
Non financial private sector and residents abroad	17,140,288	15,195,294

Checking accounts	3,491,170	3,293,842
Savings deposits	5,982,379	4,664,223
Time deposits	7,245,384	6,810,809
Investments accounts	19,022	9,740
Other	348,397	338,758
Interest and listed-price differences accrued payable	53,936	77,922

	18,334,845	17,079,203

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	2,691	2,982

Other	2,691	2,982

Banks and International Institutions	55,523	331,311
Amounts payable for spot and forward purchases to be settled	7,562	13
Instruments to be delivered for spot and forward sales to be settled	80,268	1,604,467
Premiums for options written	—,—	1,927
Financing received from Argentine financial institutions	38,247	55,713

Interfinancial (calls received)	—,—	550
Other financings from local financial institutions	38,247	55,163
Non-deliverable forward transactions balances to be settled	2,825	67,056
Other (note 9.f)	1,036,350	1,060,504
Interest and listed–price differences accrued payable	1,202	11,180

	1,224,668	3,135,153

O. OTHER LIABILITIES:
Fees payable	82	65
Other (note 9.g)	471,647	429,020

	471,729	429,085

P. ALLOWANCES:	529,429	379,243

Q. SUSPENSE ITEMS:	75,043	68,507

R. OTHER SUBSIDIARIES’ LIABILITIES (note 9.h):	2,616,225	2,410,111

TOTAL LIABILITIES:	23,251,939	23,501,302

S. MINORITY INTEREST IN SUBSIDIARIES (note 6):	213,182	248,139

STOCKHOLDERS’ EQUITY:	2,926,472	2,076,024

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	26,391,593	25,825,465

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008
DEBIT ACCOUNTS

Contingent
– Credit lines obtained (unused balances)	—,—	52,729
– Guaranties received	2,999,676	4,109,820
– Contra contingent debit accounts	658,221	697,202

	3,657,897	4,859,751

Control
– Receivables classified as irrecoverable	317,547	267,935
– Other (note 9.i)	39,298,438	25,950,390
– Contra control debit accounts	622,438	477,646

	40,238,423	26,695,971

Derivatives
– “Notional” amount of put options bought	—,—	5,850
– “Notional” amount of non-deliverable forward transactions	1,940,035	1,446,615
– Interest rate SWAP	102,697	155,650
– Other	50,000	50,000
– Contra debit derivatives accounts	2,195,093	1,459,679

	4,287,825	3,117,794

For trustee activities
– Funds in trust	12,119	17,575

	12,119	17,575

TOTAL	48,196,264	34,691,091

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	56,290	74,294
– Guaranties provided to the BCRA	138,433	51,698
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	228,366	175,508
– Other guaranties given non covered by debtor classification regulations	121,626	141,835
– Other covered by debtor classification regulations (Exhibit 1)	113,506	253,867
– Contra contingent credit accounts	2,999,676	4,162,549

	3,657,897	4,859,751

Control
– Items to be credited	549,582	425,136
– Other	72,856	52,510
– Contra control credit accounts	39,615,985	26,218,325

	40,238,423	26,695,971

Derivatives
– “Notional” amount of put options written	—,—	5,265
– “Notional” amount of non-deliverable forward transactions	2,195,093	1,454,414
– Contra debit derivatives accounts	2,092,732	1,658,115

	4,287,825	3,117,794

For trustee activities
– Contra credit accounts for trustee activities	12,119	17,575

	12,119	17,575

TOTAL	48,196,264	34,691,091

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2009 AND 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008
A. FINANCIAL INCOME

Interest on cash and due from banks	29	11,745
Interest on loans to the financial sector	203,089	187,728
Interest on overdraft	366,655	264,989
Interest on discounted instruments	154,894	176,250
Interest on real estate mortgage	122,623	107,322
Interest on collateral loans	90,803	55,231
Interest on credit card loans	182,231	107,461
Interest on other loans	581,402	495,666
Interest from other receivables from financial transactions	1,322	20,175
Income from secured loans—Decree 1387/01	260,466	214,690
Net income from government and private securities	1,042,950	—,—
Indexation by CER	11,017	199,209
Gold and foreign currency exchange difference	200,696	206,869
Other	342,026	231,769

	3,560,203	2,279,104

B. FINANCIAL EXPENSE

Interest on checking accounts	21,719	28,083
Interest on savings deposits	10,002	8,713
Interest on time deposits	744,526	720,759
Interest on interfinancial financing (calls received)	318	733
Interest on other financing from financial institutions	5,489	10,824
Interest on other liabilities from financial transactions	9,252	28,486
Other interest	3,216	6,832
Net income from government and private securities	—,—	288,141
Net income from options	2	100
Indexation by CER	375	7,212
Contribution to the deposit guarantee fund	31,906	26,702
Other	187,154	75,096

	1,013,959	1,201,681

GROSS INTERMEDIATION MARGIN – GAIN	2,546,244	1,077,423

C. ALLOWANCES FOR LOAN LOSSES	245,966	36,708

D. SERVICE CHARGE INCOME

Related to lending transactions	368,392	272,266
Related to liability transactions	502,568	413,474
Other commissions	77,224	283,494
Other (note 9.j)	254,821	221,183

	1,203,005	1,190,417

E. SERVICE CHARGE EXPENSE

Commissions	191,896	176,463
Other (note 9.k)	87,795	64,168

	279,691	240,631

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2009 AND 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008
F. ADMINISTRATIVE EXPENSES

Payroll expenses	1,009,758	837,175
Fees to Bank Directors and Statutory Auditors	692	570
Other professional fees	35,254	36,369
Advertising and publicity	65,433	72,764
Taxes	103,615	63,235
Fixed assets depreciation	49,244	42,468
Organizational expenses amortization	18,520	32,706
Other operating expenses	209,624	189,733
Other	141,759	138,428

	1,633,899	1,413,448

NET GAIN FROM FINANCIAL TRANSACTIONS	1,589,693	577,053

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(14,890)	2,801

G. OTHER INCOME

Income from long-term investments	20,841	65,121
Punitive interests	3,873	2,444
Loans recovered and reversals of allowances	53,355	187,767
Other (note 9.l)	175,270	518,119

	253,339	773,451

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	879	40
Charge for uncollectibility of other receivables and other allowances	246,484	199,603
Amortization of difference arising from judicial resolutions	48,804	107,793
Depreciation and losses from miscellaneous assets	505	579
Goodwill amortization	—,—	12,200
Other (note 9.m)	441,430	680,310

	738,102	1,000,525

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,090,040	352,780

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	371,578	31,270

NET INCOME FOR THE FISCAL YEAR	718,462	321,510

The accompanying notes 1 through 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2009 AND 2008

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	4,661,349 (1)	3,465,634 (1)
Cash and cash equivalents at the end of the fiscal year	5,818,088 (1)	4,661,349 (1)

Net increase in cash and cash equivalents	1,156,739	1,195,715

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	(722,215)	50,042
- Loans	2,940,284	1,097,487

to financial sector	130,962	(26,690)
to non-financial public sector	203,662	100,151
to non-financial private sector and residents abroad	2,605,660	1,024,026
- Other receivables from financial transactions	(57,949)	(77,590)
- Assets subject to financial leasing	67,336	(55,598)
- Deposits	240,976	896,683

to financial sector	(7,078)	2,220
to non-financial public sector	(684,597)	1,623,718
to non-financial private sector and residents abroad	932,651	(729,255)
- Other liabilities from financial transactions	(17,296)	245,531

Financing from financial or interfinancial sector (calls received)	(550)	(9,469)
Others (except liabilities included in Financing Activities)	(16,746)	255,000
Collections related to service charge income	1,197,698	1,186,610
Payments related to service charge expense	(279,618)	(240,631)
Administrative expenses paid	(1,591,412)	(1,332,728)
Organizational and development expenses paid	(2,927)	(8,094)
Net collections from punitive interest	2,610	1,974
Differences from judicial resolutions paid	(48,804)	(50,304)
Collections of dividends from other companies	10,557	49,499
Other (payments) related to other income and expenses	(202,700)	(103,522)

Net cash flows provided by operating activities	1,536,540	1,659,359

Investment activities

Net payments from premises and equipment	(108,887)	(84,519)
Net (payments) / collections from other assets	806	9,547
Other payments from investment activities	(224,086)	(207,810)

Net cash flows used in investment activities	(332,167)	(282,782)

Financing activities

Net collections/ (payments) from:
- Argentine Central Bank	(309)	1,133

Other	(309)	1,133
- Banks and international agencies	(275,788)	(224,531)
- Financing received from local financial institutions	(16,916)	(7,483)
Cash dividends	(35,000)	(164,000)
Other collections from financing activities	280,350	202,274

Net cash flows used in financing activities	(47,663)	(192,607)

Financial results and results from holdings of cash and cash equivalents (including interest)	29	11,745

Net increase in cash and cash equivalents	1,156,739	1,195,715

(1)	See note 8 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF DECEMBER 31, 2009 AND 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF or the Bank) has consolidated - line by line - its balance sheets as of December 31, 2009 and 2008, as per the following detail:

–	As of December 31, 2009:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2009.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2009.

–	As of December 31, 2008:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2008.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2008.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones (undergoing liquidation proceedings) y Pensiones S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a twelve month period ended on December 31, 2009 and 2008.

Interests in subsidiaries as of December 31, 2009 and 2008 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	—,—	7,383,921	—,—	65.9600	—,—	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Common	32,274,350	25,033,832	66.2101	66.6666	66.2101	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000

Total assets, liabilities, stockholders’ equity and net income balances in accordance with the criteria defined in note 2 below, as of December 31, 2009 and 2008, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
Francés Valores Soc. de Bolsa S.A.	13,870	13,045	5,576	2,551	8,294	10,494	(922)	2,746
Atuel Fideicomisos S.A. and its subsidiary	38,016	33,165	2,967	2,319	35,049	30,846	4,203	3,122
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	205,534	285,011	147,392	47,690	58,142	237,321	(33,903)	(36,601)
Consolidar Cía. de Seguros de Vida S.A.	—,—	222,852	—,—	19,792	—,—	203,060	—,—	9,947
Consolidar Cía. de Seguros de Retiro S.A.	3,164,710	2,650,033	2,768,208	2,545,082	396,502	104,951	88,493	16,458
PSA Finance Argentina Cía Financiera S.A.	413,931	453,046	309,979	384,891	103,952	68,155	35,797	10,136

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF. The following are the main differences with the professional accounting standards:

a)	Arising from the application of the accounting standards laid down by the National Superintendence of Insurance (S.S.N.) and the main differences with the professional accounting standards in force in Argentina:

•

Loans secured by the National Government - Decree 1387/01 held by Consolidar Cía. de Seguros de Retiro S.A amounting to 606,217 and 914,113 as of December 31, 2009 and 2008, respectively, were valued in accordance with the regulations of the National Superintendence of Insurance (S.S.N.).

On January 28 and on February 25, 2009, the Board of Directors of Consolidar Cía de Seguros de Retiro S.A. exercised the exchange option provided by Resolution No. 5 of the Secretariat of Finance in connection with its holdings of secured bonds Bonte 2006 and Global 2008 and those received from the financial trusts made up by said loans. Their face values were 131,017 and 3,233 respectively, receiving in exchange 413,653 in face value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 275 pbs Vto 2014”).

Besides, on September 10, 2009, Consolidar Cía de Seguros de Retiro S.A.’s Board of Directors exercised the exchange options provided by Resolutions No. 52 and 57 of the Secretariat of Finance in connection with its holdings of Bonds for the consolidation of social security debts - Fourth series - In Pesos (PRE 9) (“Bonos de consolidación de deudas previsionales cuarta serie en pesos”), Bonds for the consolidation of suppliers - Fourth series - In Pesos (PR 12) (“Bonos de consolidación proveedores cuarta serie en pesos” and Argentine Government Bonds in Pesos - 2%, maturing in 2014 (BODEN) (“Bonos del Gobierno Nacional en pesos 2% 2014”) whose nominal values amounted to 7,938, 2,000 and 42,900, respectively, and it received in exchange 11,882 in par value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 275 pbs Vto 2014”) and 57,272 in par value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 300 basis points and maturing in 2015 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 300 pbs Vto 2015”). These promissory notes have been valued in accordance with the rules laid down by the National Superintendence of Insurance, which does not give rise to differences with the professional accounting standards in force in Argentina.

Loans secured by the National Government - Decree 1387/01 held by Consolidar A.F.J.P. S.A amounting to 120,846 as of December 31, 2008, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P).

•	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the S.S.N.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the S.S.N.

•

Consolidar Cía. de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 8,993 and 13,084 at December 31, 2009 and 2008, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the S.S.N., will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

•

Upon booking the effects of the interest rate swaps as of December 31, 2009 and 2008, Consolidar Cía. de Seguros de Retiro S.A. abided by the rules established by the S.S.N. Had the currently applicable professional accounting standards been applied, the shareholders’ equity in the consolidated financial statements would have been increased by 245 and 3,950 as of December 31, 2009 and 2008, respectively.

b)	Arising from the application of the accounting standards laid down by B.C.R.A. and the professional accounting standards in force in Argentina:

•

Consolidar Cía. de Seguros de Retiro S.A. as of December 31, 2009 and 2008 and Consolidar Cía. de Seguros de Vida S.A. as of the end of the previous fiscal year: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of December 31, 2009 and 2008 amounted to 7,435 (income) and 7,011 (loss), respectively.

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the Argentine Central Bank are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 4,271 and 5,720 as of December 31, 2009 and 2008, respectively.

•

The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

a)	Law No. 26,222:

Pursuant to Law No. 26,222, enacted on February 27, 2007, the Argentine social security system was amended. Subsequent to that date, supplementary rules were issued for the purpose of regulating the Law.

The reform in the legislation above mentioned has had an impact on the operations of Consolidar Seguros de Vida S.A. given that starting on January 1, 2008, the issuance of new social-security related life insurance policies has ceased. Starting on that date and until the assignment of the portfolio described in the next paragraph, the above Company continued to manage the social-security life insurance policies issued prior to the fiscal year commenced on July 1, 2001 as well as the management activities related to policies corresponding to group life insurance and mandatory life insurance policies. Consequently, the Bank’s Board of Directors decided to commence with a merger process as described below.

Consolidar Compañía de Seguros de Vida S.A. and BBVA Consolidar Seguros S.A. executed an agreement under which BBVA Consolidar Seguros S.A. acquired, as from September 1, 2008, the total policies portfolio of social-security related life insurance, group life insurance and the management aspects concerning the portfolio of mandatory life insurance from Consolidar Compañía de Seguros de Vida S.A. This portfolio assignment was approved by the S.S.N. on October 10, 2008.

On September 23, 2008, the Board of Directors of Consolidar Compañía de Seguros de Retiro S.A. and Consolidar Compañía de Seguros de Vida S.A. approved and signed off the Preliminary Merging Agreement, taking the special financial statements for merging purposes as of June 30, 2008 as a basis. Pursuant to this Agreement, the companies decided to merge their respective equities through a transfer in favor of Consolidar Compañía de Seguros de Retiro S.A. of the total assets, liabilities, assets requiring registration, rights and duties held by Consolidar Compañía de Seguros de Vida S.A. This decision was made after a thorough evaluation of the benefits that the merger would entail for both companies.

On October 17, 2008, the General Ordinary and Extraordinary Shareholders’ Meeting of Consolidar Compañía de Seguros de Vida S.A. resolved to authorize the execution of the Final Merger Agreement, and, starting on the date of the merger and once the merging process is approved by the Supervisory Board of Companies (I.G.J., as per acronym in Spanish) and the S.S.N., both companies were unified for operational and administrative purposes. On January 29, 2009, the S.S.N. authorized the merger, which was approved by the I.G.J. on April 6, 2009.

b)	Law N° 26.425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA in Spanish). As a consequence, Consolidar A.F.J.P. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

In addition, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P.S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Gabriel Orden and Mr. Rubén Lamandia to act as liquidators for of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P.S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the I.G.J.

In addition, on October 19, 2009, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000. In turn, on January 11, 2010 the Supervisory Board of Companies conferred its approval to the capital reduction mentioned. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

Besides, as from the enactment of Law No. 26,425, Consolidar Cía. de Seguros de Retiro S.A. discontinued the issuance of new policies for social-security related life annuities which stood for 87% of the premiums issued as of June 30, 2009. This notwithstanding, the benefits of the Capitalization Regime that used to be calculated and paid under the Social-Security related life annuities modality, continue to be paid through the relevant retirement insurance company. The Board of this Company is assessing the new regulatory scenario while continuing with the normal operations inherent in managing its assets and liabilities.

4.	ATUEL FIDEICOMISOS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

•	Maginot Financial Trust: on September 26, 2008 a trust indenture was executed between BBVA Banco Francés S.A., as trustee, and Atuel Fideicomisos S.A. as trustor and beneficiary.

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 9.1. to the stand-alone financial statements).

5.	PSA FINANCE ARGENTINA CÍA FINANCIERA S.A

According to the provisions in Section Three of its By-laws and with the authorization granted by B.C.R.A., the Bank is authorized to carry out all the transactions and activities covered by Section 24 of the Law of Financial Institutions and other expressly authorized by B.C.R.A. On April 22, 2009, the Bank has started to receive deposits and therefore, it will participate in the Deposit Guarantee Fund created by Law No. 24,485.

6.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	12-31-2009	12-31-2008
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	26,808	109,429
Consolidar Cía. de Seguros de Vida S.A.	—,—	69,122
Consolidar Cía. de Seguros de Retiro S.A.	133,978	34,980
Francés Valores Sociedad de Bolsa S.A.	418	528
Atuel Fideicomisos S.A.	2	1
PSA Finance Argentina Cía Financiera S.A.	51,976	34,079

Total	213,182	248,139

7.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 6,400. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

8.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-2009	12-31-2008	12-31-2007
a) Cash and due from banks	5,255,412	4,243,080	3,169,314

b) Government securities held for trading or financial transactions	488,176	272,769	170,320

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the fiscal year	74,500	145,500	126,000

CASH AND CASH EQUIVALENTS	5,818,088	4,661,349	3,465,634

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of the fiscal year.

9.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	12-31-2009	12-31-2008
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts

Discount Bonds in pesos	367,210	345,449
Federal Government Bonds LIBOR 2014	—,—	40,961
Federal Government Bonds in Pesos 10.5 % due in 2012	25,632	24,597
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	29,140	28,809
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	109,145	—,—
Discount Bonds in US dollar	102,240	56,768
Federal Government Bonds due in 2015	88,720	27,939
BCRA Notes (NOBAC)	546,402	371,274
Federal Government Bocon PRE9	13,723	38,285
Federal Government Bocon PRO13	33,797	—,—
Federal Government Bocon PRO12	8,326	14,819
Other	10,428	6,633

Total	1,334,763	955,534

	12-31-2009	12-31-2008
Holdings for trading or financial transactions

Federal Government Bonds LIBOR 2012	11,404	16,627
Federal Government Bonds LIBOR 2013	1,104	4,805
Federal Government Bonds in US dollar 7% P.A. due 2015	37,950	—,—
Buenos Aires City Bond	—,—	3,043
Discount Bonds in pesos	17,080	18,527
Peso-denominated GDP-related securities (1)	8,237	410
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	8,587	—,—
Cuasipar Bonds in pesos	—,—	5,433
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	16,854	—,—
Federal Government Bocon PRE9	—,—	4,421
Bonds issued by the Republic of Austria	—,—	20,924
Treasury Notes	8,813	163,257
Treasury Bills	361,489	—,—
Guaranteed Bonds issued by the Government of San Juan at 13.25%	60	15,416
Federal Government Bonds in US dollar 7% due in 2011	11,286	6,029
Other	5,312	13,877

Total	488,176	272,769

(1) At December 31, 2009 this includes 7,774 from repo transactions.

Government Securities for repurchase agreements with the Argentine Central Bank (BCRA)

Bonar X	68,250	—,—
Bonar VII	—,—	334,688

Total	68,250	334,688

Holdings available for sale

Secured Bonds due in 2018	76,670	26,456
Federal Government Bocon PRO 12	157,614	65,213
BCRA Bills (LEBAC)	205,583	—,—
BCRA Notes (NOBAC)	83,996	485,833
Federal Government Bonds in US dollar 7% P.A. due 2015	84,405	—,—
Other	31,907	—,—

Total	640,175	577,502

Unlisted government securities

Secured Bonds due in 2020	1,053,732	987,550
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	14,847	14,881
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	892,214	—,—
Other	253	2,402

Total	1,961,046	1,004,833

Instruments issued by the BCRA

BCRA Bills (LEBAC)	2,164,361	1,267,667
BCRA Notes (NOBAC)	788,783	1,409,020

Total	2,953,144	2,676,687

	12-31-2009	12-31-2008
Investments in listed private securities

Corporate Bonds Telefónica de Argentina S.A.	125	2,428
Corporate Bonds Camuzzi Gas Pampeana	—,—	5,114
Corporate Bonds Grupo Concesionario del Oeste	7,492	7,893
Corporate Bonds Tarjeta Cuyana	2,054	4,009
Corporate Bonds Gas Natural Ban	19,464	10,717
Corporate Bonds Banco Macro	—,—	2,171
Corporate Bonds Petrobrás Energía S.A.	3,494	5,004
Corporate Bonds YPF	30,069	—,—
Fideicomiso de Gas	11,036	17,357
Tarjeta Naranja Trust	—,—	8,045
Radar Financial Trust	—,—	39,250
Galtrust 1 Financial Trust	—,—	3,990
MBT Serie 1 Clase A Financial Trust	10,436	—,—
FBA Ahorro Pesos Investment Fund	19,286	2,700
FBA Bonos Argentinos Investment Fund	—,—	3,950
FBA Renta Pesos Investment Fund	107,765	42,608
Other	7,384	9,158

Total	218,605	164,394

Allowances	(449,927)	(752,747)

Total	7,214,232	5,233,660

b) LOANS – Other

Loans granted to pre-finance and finance exports	1,762,203	1,381,330
Fixed-rate financial loans	979,912	669,047
Other	64,552	323,099

Total	2,806,667	2,373,476

c) INVESTMENTS IN OTHER COMPANIES – Other

In other non-controlled companies- unlisted	33,215	31,773
In non-controlled companies-supplementary activities	21,604	26,171

Total	54,819	57,944

d) OTHER RECEIVABLES – Other

Prepayments	53,164	33,381
Guarantee deposits	69,100	33,936
Miscellaneous receivables	120,719	95,197
Tax prepayments	319,859	246,457
Other	26,600	23,217

Total	589,442	432,188

	12-31-2009	12-31-2008
e) OTHER SUBSIDIARIES’ ASSETS

Other related to insurance business	450	1,438

Total	450	1,438

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS—Other

Correspondents – our account	—,—	11,909
Collections and other operations for the account of third parties	314,732	392,840
Other withholdings and collections at source	172,809	115,131
Accounts payable for consumption	246,919	201,343
Money orders payable	102,347	125,811
Loans received from Argentine Technological Fund (FONTAR)	37,906	39,951
Loans received from Interamerican Development Bank (BID)	32,271	48,520
Pending Banelco debit transactions	27,407	23,807
Other	101,959	101,192

Total	1,036,350	1,060,504

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	174,495	199,772
Accrued taxes	175,170	113,509
Miscellaneous payables	119,203	110,609
Other	2,779	5,130

Total	471,647	429,020

h) OTHER SUBSIDIARIES’ LIABILITIES

Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	207,399	140,119
Insurance companies, mathematical reserve	2,322,949	2,232,779
Difference arising from secured loans accrued valuation – Consolidar Cía. de Seguros de Retiro S.A.	(8,993)	(13,084)
Other related to insurance business	94,870	50,297

Total	2,616,225	2,410,111

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	12,538,495	8,015,275
Collections items	285,311	660,981
Checks drawn on the Bank pending clearing	220,248	213,423
Checks not yet credited	919,380	832,783
Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	25,249,313	16,151,027
Other	85,691	76,901

Total	39,298,438	25,950,390

	12-31-2009	12-31-2008
j) SERVICE CHARGE INCOME - Other

Rental of safe-deposit boxes	34,997	23,354
Commissions for capital market transactions	10,120	12,762
Commissions for salary payment	7,305	6,452
Commissions for trust management	2,246	2,253
Commissions for hiring of insurances	116,202	94,669
Commissions for transportations of values	11,589	9,017
Commissions for loans and guaranties	17,984	26,793
Other	54,378	45,883

Total	254,821	221,183

k) SERVICE CHARGE EXPENSE - Other

Turn-over tax	63,935	47,638
Insurance paid on lease transactions	19,205	12,839
Other	4,655	3,691

Total	87,795	64,168

l) OTHER INCOME - Other

Premiums – Insurance companies	20,285	314,807
Related parties expenses recovery	7,060	5,587
Deferred income tax (1)	120,148	138,052
Income from the sale of fixed and miscellaneous assets	3,082	10,825
Tax recovery	10,820	—,—
Rent	807	1,668
Others	13,068	47,180

Total	175,270	518,119

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

m) OTHER EXPENSE - Other

Insurance companies, mathematical reserve	168,135	355,643
Life Annuities – Consolidar Cía. de Seguros de Retiro S.A.	166,673	147,389
Tax on bank credits and debits	—,—	40,714
Insurance premiums for disability and death	64	42,780
Claims paid – Insurance companies	3,803	(5,042)
Redemptions	34,336	—,—
Other	68,419	98,826

Total	441,430	680,310

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish-See note 18)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008

COMMERCIAL PORTFOLIO

Normal performance	7,632,690	8,671,966

Preferred collaterals and counter guaranty “A”	78,777	83,514
Other collaterals and counter guaranty “B”	74,235	118,765
Without senior security or counter guaranty	7,479,678	8,469,687

With special follow-up	34,226	9,887

Under to an observation
Other collaterals and counter guaranty “B”	733	—,—
Without senior security or counter guaranty	33,493	9,887

With problems	—,—	1,173

Without senior security or counter guaranty	—,—	1,173

With high risk of uncollectibility	1,951	31,717

Other collaterals and counter guaranty “B”	—,—	1,763
Without senior security or counter guaranty	1,951	29,954

Uncollectible	4,903	3,231

Other collaterals and counter guaranty “B”	1,650	—,—
Without senior security or counter guaranty	3,253	3,231

Total	7,673,770	8,717,974

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish-See note 18)

-Stated in thousands of pesos-

	12-31-2009	12-31-2008

CONSUMER AND HOUSING PORTFOLIO

Normal performance	5,151,358	4,914,531

Preferred collaterals and counter guaranty “A”	9,554	8,038
Other collaterals and counter guaranty “B”	1,143,569	1,192,878
Without senior security or counter guaranty	3,998,235	3,713,615

Low risk	58,630	57,229

Other collaterals and counter guaranty “B”	15,895	16,889
Without senior security or counter guaranty	42,735	40,340

Medium risk	47,174	36,085

Other collaterals and counter guaranty “B”	4,877	5,277
Without senior security or counter guaranty	42,297	30,808

High risk	66,170	38,437

Other collaterals and counter guaranty “B”	4,392	2,083
Without senior security or counter guaranty	61,778	36,354

Uncollectible	7,092	3,103

Other collaterals and counter guaranty “B”	4,936	1,145
Without senior security or counter guaranty	2,156	1,958

Uncollectible, classified as such under regulatory requirements	259	729

Other collaterals and counter guaranty “B”	74	140
Without senior security or counter guaranty	185	589

Total	5,330,683	5,050,114

General Total (1)	13,004,453	13,768,088

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Memorandum accounts – Credit—Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1. Identification of the financial statements subject to audit

We have audited:

a) the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of December 31, 2009 and the statement of income, statement of changes in stockholders’ equity and cash and cash equivalents flow for the fiscal year then ended, with their notes 1 to 18 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b) the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of December 31, 2009 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the fiscal year then ended, with their notes 1 to 9 and the supplemental Exhibit 1.

The financial statements (both the stand-alone and the consolidated financial statements) and certain related supplemental information referred to above are presented for comparative purposes with the financial statements and supplemental information for the year ended December 31, 2008.

The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on the financial statements based on our audit carried out pursuant to the scope of work outlined in caption 2 of this report.

2. Scope of our work

We conducted our audit in accordance with the auditing standards generally accepted in Argentina and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to errors or omissions or to irregularities. In making those risk assessments the auditor considers the internal control relevant to the Bank’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Bank’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

3. Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in Argentina concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4. Opinion

In our opinion, the stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. as of December 31, 2009, the results of its operations, changes in its stockholders’ equity and its flows of cash and cash equivalents for the fiscal year then ended, in conformity with the accounting standards established by B.C.R.A. and, except for the effects of the matter indicated in caption 3, in conformity with the accounting principles generally accepted in Argentina.

Our independent auditors’ report on the stand-alone and the consolidated financial statements for the fiscal year ended December 31, 2008, whose figures are presented for comparative purposes was issued on February 11, 2009 and was qualified due to departures from professional accounting principles generally accepted in Buenos Aires City, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5. English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 18 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, February 19, 2010.

PABLO F. TONINA

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: March 01, 2010	By:	/S/ MARTÍN E. ZARICH
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer